SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                         Amendment No. 1

                           FORM 8-A/A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                   Lincoln National Corporation
      (Exact name of registrant as specified in its charter)



                            Indiana
                    (State of incorporation)
                           35-1140070
                (I.R.S. Employer Identification No.)


                     200 East Berry Street
                      Fort Wayne, Indiana
                (Address of principal executive
                            offices)

                             46802
                           (Zip Code)




Securities to be registered pursuant to Section 12(b) of the Act:


                      Title of each class
                      to be so registered

                  Common Share Purchase Rights
                 Name of each exchange on which
                 each class is to be registered

                    New York Stock Exchange
                     Chicago Stock Exchange
                     Pacific Stock Exchange



Securities to be registered pursuant to Section 12(g) of the Act:


                               None
                         (Title of Class)
                        (Page 1 of 70 Pages)


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Item 1.   Description of Securities to be Registered.

     On November 14, 1996, the Board of Directors of Lincoln National Corporation (the "Company") authorized the amendment and restatement of the Rights Agreement dated November 7, 1986, between the Company and The First National Bank of Boston, as rights agent (the "Rights Agent"), relating to certain Common Share purchase rights (the "Rights") issued on each outstanding share of Common Stock, no par value, of the Company ("Common Share"). After separation from the Common Stock, each Right will entitle the holder thereof until the earlier of November 14, 2006 or the redemption of the Rights to buy one Common Share at an exercise price of $200.00, subject to adjustment. The Rights will continue to be represented by the certificates for Common Shares and will not be exercisable, or transferable apart from the Common Shares, until the earlier of the tenth calendar day after the announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Shares (an "Acquiring Person") or the tenth business day after a person commences, or announces an intention to commence, an offer the consummation of which would result in a person beneficially owning 15% or more of the Common Shares. Separate certificates for the Rights will be mailed to holders of the Common Shares as of such date. The Rights will then begin trading separately from the Common Shares. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each Common Share that shall become outstanding so that all Common Shares will have attached Rights.

     In the event that (1) the Company is acquired in a merger or other business combination transaction, or (2) any person consolidates or merges with the Company and all or part of the Common Shares are exchanged for securities, cash or property of any other person, or (3) 50% or more of the Company's consolidated assets or earning power are sold, each Right will entitle its holder to purchase, at the exercise price of the Right, that number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the Right. Alternatively, if a person acquires 15% or more of the outstanding Common Shares, each Right not owned by the Acquiring Person would become exercisable for the number of Common Shares which would then have a market value of two times the exercise price of the Right. In addition, at any time after a person becomes an Acquiring Person, and before its acquisition of 50% or more of the Common Shares, the Board of Directors of the Company may exchange Rights, other than Rights owned by the Acquiring Person, in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

     The Rights are redeemable in whole, but not in part, at $.01 per Right at any time prior to the expiration of 10 calendar days from the date of the public announcement that a person or group has become an Acquiring Person. The Rights will expire on November 14, 2006 (unless sooner redeemed). Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The purchase price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) as a result of the grant to holders of the Common

Shares of certain rights or warrants to subscribe for Common Shares or convertible securities at less than the current market price of the Common Shares or (iii) as a result of the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in the Common Shares) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed in whole, but not in part, by the company at $.01 per Right prior to the expiration of ten calendar days from the date of the public announcement that a person or group has become an Acquiring Person.

     The form of the Amended and Restated Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Right Certificate, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.



ITEM 2.

Exhibit Item No.               Description

Exhibit 4 Form of Amended and Restated Rights Agreement dated as of November 14, 1996 between Lincoln National Corporation and The First National Bank of Boston, as Rights Agent, which includes as Exhibit A the form of Right Certificate. Pursuant to the Rights Agreement, Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth calendar day after announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Shares or the tenth business day after a person commences, or announces its intention to commence an offer the consummation of which would result in a person beneficially owning 15% or more of the Common Shares.

                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    LINCOLN NATIONAL CORPORATION




Date:  December 2, 1996         By: ______/S/______________________
                                       Richard C. Vaughan
                                       Executive Vice President and
                                       Chief Financial Officer

                          EXHIBIT INDEX

Exhibit Item Number          Description                     Page Number

 Ex. No. 4   Form of Amended and Restated Rights             Exhibit 4
             Agreement dated as of November 14, 1996         (pp 1-55)
             between Lincoln National Corporation and
             The First National Bank of Boston.              Attachments to
                                                             Exhibit 4
                                                          (pp 1-6 and
                                                     pp 1-4)